Exhibit 23.3

Consent of Graham G. Clow

I consent to the inclusion in this annual report on Form 40-F of North American Palladium Ltd., which is being filed with the United States Securities and Exchange Commission, of references to my name and to references to my involvement in the preparation of technical information relating to the Lac des Iles Project, Ontario, included in the 2007 Annual Information Form of North American Palladium Ltd., dated March 31, 2008 (the “AIF”).

I also consent to the incorporation by reference in the Registration Statements on Form F-10 (Nos. 333-147126, 333-146513 and 333-133668) of the references to my name and the above-mentioned information in the AIF.

Dated this 31 day of March, 2008.

/s/ Graham G. Clow
Name:	Graham G. Clow, P. Eng.
Title:	Principal Mining Engineer and
Managing Director,
Scott Wilson RPA